UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, August 2nd, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.: Bradesco and Lojas Colombo enter a Memorandum of Understanding for a Partnership Creation in Financial Company

Dear Sirs,

     Banco Bradesco S.A. (Bradesco) and Lojas Colombo S.A. (Colombo), Brazil’s third largest retailer of electric-electronic products and furniture, with headquarters in the State of Rio Grande do Sul, announce that have signed a memorandum of understanding for the creation of a partnership in a Financial Company which shall have as basis Colombo’s customer portfolio.

     The partnership implementation is subject to the final agreements signature and to the approval by the Central Bank of Brazil.

     Bradesco and Colombo will be partners in equal parts in the operation, which involves, also, the distribution of banking products and services offered by Bradesco, such as insurance, private pension plans, savings bonds, personal loan and other activities inherent to the operations of Financial Institutions.

     Colombo has 365 stores distributed in the States of Rio Grande do Sul, Santa Catarina, Paraná, São Paulo and Minas Gerais, which already operates as Bradesco’s banking correspondent since August/2004. Colombo reached more than 2 million active customers and R$1.4 billion revenues in 2004, and currently has a loan portfolio over R$500 million.

     The partnership means an important step in the Companies’ strategy, aiming at scale gains in retail, considering that Colombo operates in a business segment with high growth potential.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.